March 31, 2020

VIA EDGAR TRANSMISSION

Ms. Rebecca Ament Marquigny

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Marquigny:

On March 18, 2020, the Registrant filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with the JAG Large Cap Growth Fund (the “Fund”). In a telephone conversation on March 27, 2020, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Pursuant to Item 22(c)(1) of Schedule 14A, please provide the date the Prior Advisory Agreement was last submitted to Mutual Fund Series Trust’s Board of Trustees (the “Board”) for renewal.

Response: The Registrant has amended page 2 of the Proxy Statement to state the following:

The Change of Control Event, as described above, is presumed to constitute a “change in control” of JAG for purposes of the 1940 Act and caused the “assignment” and resulting termination of the investment advisory agreement with JAG, dated November 29, 2011, as amended (the “Prior Agreement”). The Prior Agreement was last renewed by the Board on November 11, 2019.

Comment 2: As drafted, the Proxy Statement does not identify the dates of the shareholder meeting, the record date, the date by which proxy ballots must be received, the effective date of the Interim Advisory Agreement or the date on which the Interim Advisory Agreement will terminate if the New Agreement is approved. Please complete the relevant dates where currently bracketed and identify the aforementioned dates related to the Interim Advisory Agreement.

Response: The Registrant confirms that the bracketed dates will be completed before filing the definitive Proxy Statement. The Registrant has further amended page 2 of the Proxy Statement to state the following:

Ms. Rebecca Ament Marquigny

March 31, 2020

At a special meeting of the Board on January 30, 2020, the Board approved an interim advisory agreement between the Trust, on behalf of the Fund, and JAG (the “Interim Advisory Agreement”), effective as of January 20, 2020. The Interim Advisory Agreement allows JAG to manage the Fund for 150 days after the Change of Control Event (i.e., June 18, 2020) or until a new investment advisory agreement between JAG and the Trust can be approved by shareholders (the “New Agreement”).

Comment 3: On pages 1, 9 and 10, the Proxy Statement asks the recipient to return the proxy card promptly. In each instance, please state the date by which executed proxy cards must be received to be counted.

Response: The Registrant has amended the relevant places of the Proxy Statement to state the following:

To assure your representation at the meeting and your vote is counted, please (i) complete the enclosed proxy and return it ~~promptly~~ in the accompanying envelope so that it is received by the date set by the financial intermediary through which you own shares of the Fund or, if no such date is set, by the beginning of the meeting or ~~by~~ (ii) call~~ing~~ the number listed on your proxy card before the meeting whether or not you expect to be present at the meeting.

Comment 4: Please confirm that the contact phone number provide in the Proxy Statement for requesting shareholder reports is a toll-free number or, if it is not, add a designated toll-free number.

Response: The Registrant confirms that 1-855-552-4596 is a toll-free number and will amend the Proxy Statement accordingly.

Comment 5: Although the Proxy Statement states on page 2 that the Board approved the Interim Advisory Agreement on January 30, 2020, please clarify the date on which the Interim Advisory Agreement was effective. Please also provide the date on which the Interim Advisory Agreement shall terminate if the New Advisory Agreement is not approved.

Response: The Registrant refers to its response to Comment 2.

Comment 6: On page 5 of the Proxy Statement, please state that the Board concluded that the advisory fee “was reasonable.” Otherwise, please explain the basis for the Board’s conclusion that the advisory fee “was not unreasonable” and explain why the Board could not determine that the advisory fee was reasonable.

Response: The Registrant has amended page 5 of the Proxy Statement accordingly.

Ms. Rebecca Ament Marquigny

March 31, 2020

Comment 7: Please confirm that the Chief Executive Officer of the advisor owns less than 10% of the outstanding voting securities of the advisor or disclose his ownership consistent with the requirements of Item 22(c)(4) of Schedule 14(a).

Response: The Registrant has amended page 4 of the Proxy Statement to state the following:

JAG is a Missouri limited liability company located at 9841 Clayton Road, St. Louis, MO 63124. The names, addresses, and principal occupations of the principal executive officers of JAG as of the date of this Proxy Statement are set forth below:

Name and Address*:	Principal Occupation:
Norman B. Conley**	Chief Executive Officer and Chief Investment Officer
Charles E. Dodson	Vice President and Chief Compliance Officer
Deborah W Mertz	Chief Financial Officer

* Each officer’s address is in care of JAG Capital Management, LLC, 9841 Clayton Road, St. Louis, MO 63124.

**Mr. Conley owns more than 10% of JAG’s parent company, J.A. Glynn & Co.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser